NO ACT

PE
10-26-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


10013778

December 8, 2010

Curt A. Kramer
Corporate Secretary
Navistar International Corporation
4201 Winfield Road
Warrenville, IL 60555

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-8-10

Re: Navistar International Corporation
Incoming letter dated October 26, 2010

Dear Mr. Kramer:

This is in response to your letter dated October 26, 2010 and to your letter received on October 27, 2010 concerning the shareholder proposal submitted to Navistar by the Teamsters General Fund. We also have received a letter from the proponent dated November 8, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: C. Thomas Keegel
General Secretary-Treasurer
International Brotherhood of Teamsters
25 Louisiana Avenue, NW
Washington, DC 20001

December 8, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Navistar International Corporation
Incoming letter dated October 26, 2010

The proposal urges the board to adopt a policy of obtaining shareholder approval for future severance agreements with senior executives that provide benefits in an amount exceeding two times the sum of the executive's base salary plus bonus.

There appears to be some basis for your view that Navistar may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Navistar will disclose in its 2011 proxy statement and in future annual meeting proxy statements its severance agreements with named executive officers pursuant to Item 402 of Regulation S-K, including Item 402(j) and proposed Item 402(t), and that such agreements will be subject to Navistar's say-on-pay resolutions pursuant to Section 14A(a) of the Securities Exchange Act of 1934. Accordingly, we will not recommend enforcement action to the Commission if Navistar omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

25 Louisiana Avenue, NW
Washington, DC 20001

202.624.6800
www.teamster.org



C. THOMAS KEEGEL
General Secretary-Treasurer

November 8, 2010

Via Electronic Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Navistar International Corporation's No-Action Request Regarding Shareholder Proposal Submitted By The Teamsters General Fund

Dear Ladies and Gentlemen:

By letter dated October 26, 2010 (the "No-Action Request"), Navistar International Corporation ("Navistar" or the "Company") asked that the Office of Chief Counsel of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if the Company omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the Teamsters General Fund (the "Fund") from the Company's proxy materials to be sent to shareholders in connection with the 2011 annual meeting of shareholders.

The Fund hereby submits this letter in response to the No-Action Request. The Fund respectfully submits that the Company should not be granted permission to exclude the Proposal. In accordance with the Securities and Exchange Commission ("SEC") Staff Legal Bulletin No. 14D (Nov. 7, 2008), this response is being e-mailed to shareholderproposals@sec.gov. A copy of this response is also being sent by regular mail to Navistar.

The Proposal requests that Navistar's Board of Directors "adopt a policy of obtaining shareholder approval for future severance agreements with senior executives that provide benefits in an amount exceeding 2.0 times the sum of the executive's base salary plus bonus." The Proposal defines "severance agreements" as including "any agreements or arrangements that provide for payments or awards in connection with a senior executive's severance from Navistar, including employment agreements; retirement agreements; change in control agreements; and, agreements renewing, modifying or extending such agreements." The Proposal defines "benefits" as including "lump-sum cash payments (including payments in lieu of medical and other benefits); the payment of any 'gross-up' tax liability; the estimated present value of periodic retirement payments; equity and the accelerated vesting of equity; fringe benefits; and consulting fees (including reimbursable expenses) to be paid to the executive."

Navistar contends that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(10), arguing that the Company has substantially implemented the Proposal.

We believe that Navistar should not be permitted to exclude the Proposal from its 2011 proxy materials pursuant to Rule 14a-8(i)(10) for the following reasons set forth below:

BASIS FOR INCLUSION—

I. The Commission's Proposed Rule On Shareholder Approval Of Executive Compensation And Golden Parachute Compensation Makes Clear That The Proposal Is Not Excludable

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") amends the Securities Exchange Act of 1934 by adding new Section 14A, which requires that companies, at least once every three years, include in a proxy, consent, or authorization for an annual or other shareholders' meeting a separate resolution subject to shareholder vote to approve the compensation of executives (a "say-on-pay" proposal). The new Section 14A further requires that companies submit to shareholders a separate approval of "golden parachute" compensation agreements with senior executives in connection with a sale transaction in the proxy materials for meetings at which shareholders are asked to approve an acquisition, merger, consolidation, or proposed sale or other disposition of all or substantially all of the company's assets (a "say-on-golden parachutes" proposal), unless such agreements have been subject to a prior "say-on-pay" vote. On October 18, 2010, the SEC proposed rules designed to implement the Dodd-Frank Act's "say-on-pay" and "say-on-golden parachutes" requirements. (See Exchange Release No. 34-63124, Oct. 18, 2010.)

Navistar contends that it may omit the Proposal pursuant to Rule 14a-8(i)(10) because the Company intends to submit a "say-on-pay" vote in accordance with the Dodd-Frank Act, and because it intends to take advantage of the exception from a separate shareholder "say-on-golden parachutes" requirement by voluntarily including potential payments upon termination or change-in-control in the disclosures subject to its "say-on-pay" vote. According to Navistar, the Proposal would be "substantially duplicative" of the Company's own "say-on-pay" proposal that it intends to include in its proxy materials.

The SEC, however, has already made clear that under its proposed rules designed to implement the Dodd-Frank Act's "say-on-pay"/"say-on-golden parachutes" requirements, shareholder proposals seeking a more specific vote on particular elements of compensation are not excludable. In fact, in the Commission's proposed rules on shareholder approval of executive compensation and golden parachute compensation, the Commission explicitly states:

- "our rules 'would not preclude an issuer from seeking more specific shareholder opinion through separate votes on cash compensation, golden parachute policy, severance or other aspects of compensation'"[1]; and,

---

[1] The Commission is quoting the Report of the Senate Committee on Banking, Housing, and Urban Affairs regarding The Restoring American Financial Stability Act of 2010, which states: "This provision [shareholder vote on executive compensation disclosures] would not preclude an issuer from seeking more specific shareholder opinion through separate votes on cash compensation, golden parachute policy, severance or other aspects of compensation." (See S. Rep. No. 111-176.)

- "Section 14A(c)(4) provides that the shareholder advisory votes required by Sections 14A(a) and (b) may not be construed 'to restrict or limit the ability of shareholders to make proposals for inclusion in proxy materials related to executive compensation.'"

See Exchange Release No. 34-63124, proposed on Oct. 18, 2010, page 11 (footnote 39) and page 25.

We therefore respectfully submit that the Proposal—which seeks more specific shareholder opinion on certain severance agreements with senior executives and which has been a consistent subject of shareholder votes over the years—may not be excluded under Rule 14a8(i)(10).

II. Navistar Has Not Substantially Implemented The Proposal

Navistar's argument that it has substantially implemented the Proposal rests wholly on the Company's assertion that the Proposal is duplicative of the say-on-pay proposal that Navistar intends to submit to shareholder vote in accordance with the Dodd-Frank Act, voluntarily encompassing potential payments upon termination or change-in-control.

Giving shareholders a vote every one to three years on the entirety of the Company's executive compensation practices is vastly different from giving shareholders a separate opportunity to weigh in when Navistar contemplates paying out more than two times the amount of executive's salary and bonus in severance. In accordance with the Dodd-Frank Act, "say-on-pay" votes will encompass the compensation of executives as disclosed pursuant to Item 402 of regulation S-K. Thus, when shareholders cast their say-on-pay votes, they will be passing judgment on the totality of a company's compensation practices and how tied those practices are to a Company's performance. This will involve examining a variety of compensation disclosures, components, and philosophies, including:

- What are the objectives of the Company's compensation programs?
- What is the compensation program designed to reward?
- What is each element of compensation?
- Why does the company choose to pay each element?

- How does the company determine the amount (and, where applicable, the formula) for each element?
- How do each element and the company's decisions regarding that element fit into the Company's overall compensation objectives and affect decisions regarding other elements?[2]

Also, the Commission's proposed rules implementing the Dodd-Frank Act's "say-on-pay" requirement would require issuers to address "whether and, if so, how their compensation policies and decisions have taken into account the results of shareholder advisory votes on executive compensation." (*See* Exchange Release No. 34-63124.)

We respectfully submit that the Proposal, which would give shareholders the opportunity to separately approve certain severance agreements, does not duplicate the "say-on-pay" vote that Navistar intends to submit to shareholder vote, which will encompass a broad scope of executive compensation components, underlying pay philosophy, and performance. Indeed, shareholders with concerns regarding Navistar's existing severance agreements and the size of potential future severance agreements might be averse to voting against Navistar's entire executive compensation program based on one component of that program; yet, these same shareholders might support the Proposal and seek an opportunity to weigh in on future severance agreements that would provide benefits in an amount exceeding 2.0 times the sum of the executive's base salary plus bonus.

Further, we also note that the Proposal seeks shareholder approval for "*future* severance agreements with senior executives that provide benefits in an amount exceeding 2.0 times the sum of the executive's base salary plus bonus" (emphasis added). Contrary to the No-Action Request, the Fund believes that the difference between a "say-on-pay" vote every one to three years that encompasses existing severance agreements and a separate vote on certain future severance agreements is indeed a meaningful difference. Under the Company's proposed "say-on-pay" practice, an executive could potentially enter and cash out on a severance agreement before shareholders have even had an opportunity to vote on the agreement. Alternatively, the Proposal would give shareholders the right to vote on severance agreements before they are ratified, an important distinction.

---

[2] Exchange Release No. 34-63124

CONCLUSION—

For the foregoing reasons, the Fund believes that the relief sought in Navistar's No-Action Request should not be granted.

The Fund is pleased to be of assistance to the Staff on this matter. If you have any questions or need additional information, please do not hesitate to contact Louis Malizia, Assistant Director, IBT Capital Strategies Department, at (202) 624-8100.

Sincerely,



C. Thomas Keegel
General Secretary-Treasurer

CTK/lm

cc: Curt A. Kramer, Corporate Secretary, Navistar International Corporation

From:	Wigfield, Jeffrey L [Jeffrey.Wigfield@Navistar.com]
Sent:	Wednesday, October 27, 2010 12:38 PM
To:	shareholderproposals
Cc:	Gilman, Matthew S.; Kramer, Curt A
Subject:	RE: Navistar No Action Letter Request
Attachments:	Email with Teamsters.pdf; Teamsters proposal.pdf; image001.gif
Follow Up Flag:	Follow up
Flag Status:	Completed

Greg,

As we discussed, attached are the following communications exchanged between Navistar and the stockholder:

1) The complete stockholder proposal, including the cover page and bank letter.
2) An email sent to the stockholder including two attachments providing them with some additional information regarding (i) the positive changes we have made in our severance agreements and (ii) the support we have from our stockholders' internal guidelines backing our severance policies.

There were also two telephone conferences on the following dates in which we tried to find common ground with the Teamsters regarding this proposal:

1) September 29, 2010 between Navistar and Louis Malizia and Jamie Carroll of the Teamsters.
2) October 26, 2010 between Navistar and Louis Malizia of the Teamsters.

Please let me know if you need anything else.

Thanks.

Jeff

Jeffrey L. Wigfield
Senior Attorney, Office of the General Counsel
Navistar, Inc.
4201 Winfield Road
Warrenville, Illinois 60555
630.753.2311
jeffrey.wigfield@navistar.com

From: Kramer, Curt A
Sent: Tuesday, October 26, 2010 1:30 PM
To: shareholderproposals@sec.gov
Cc: LMalizia@teamster.org; Gilman, Matthew S.; Wigfield, Jeffrey L
Subject: Navistar No Action Letter Request

Please find the attached no action letter request from Navistar International Corporation to exclude from its proxy materials relating to its 2011 Annual Meeting of Stockholders the shareholder proposal and supporting statement submitted by the International Brotherhood of Teamsters. Please feel free to contact me with any questions. Regards, Curt.


NAVISTAR

Curt A. Kramer
Navistar, Inc. | Associate General Counsel and Secretary
4201 Winfield Road, P.O. Box 1488,
Warrenville, Illinois 60555
(630) 753-3186 | curt.kramer@navistar.com



Navistar International Corporation
4201 Winfield Road
Warrenville, IL 60555 USA

P : 630-753-5000
W : navistar.com

Curt A. Kramer
Corporate Secretary
DD: 630-753-3186

October 26, 2010

By Electronic Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Navistar International Corporation — Notice of Intent to Omit from Proxy Materials the Shareholder Proposal of the International Brotherhood of Teamsters

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Navistar International Corporation, a Delaware corporation (the "Company") requests confirmation that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company omits from its proxy materials relating to its 2011 Annual Meeting of Stockholders (the "2011 Proxy") the shareholder proposal (the "Proposal") and supporting statement described below and attached to this letter as Exhibit A submitted by the International Brotherhood of Teamsters (the "Proponent").

The Company intends to hold its 2011 Annual Meeting of Stockholders on or about February 15, 2011 (the "2011 Annual Meeting") and expects to file its definitive proxy materials for the 2011 Annual Meeting with the Commission on or about January 14, 2011. In accordance with the requirements of Rule 14a-8(j), this letter has been filed not later than 80 calendar days before the Company intends to file its definitive proxy materials.

Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we submit this letter and its attachments to the Commission via electronic mail at shareholderproposals@sec.gov. A copy of this letter is also being sent simultaneously to the Proponent as notice of the Company's intent to omit the Proposal from the 2011 Proxy. We would be happy to provide you with courtesy copies of this request on a supplemental basis upon your request.

SLB 14D also provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

The Proposal

The Proposal includes the following resolution:

> "RESOLVED: That the shareholders of Navistar International Corporation ('Navistar' or 'Company') urge the Board of Directors to adopt a policy of obtaining shareholder approval for future severance agreements with senior executives that provide benefits in an amount exceeding 2.0 times the sum of the executive's base salary plus bonus.
>
> 'Severance agreement' includes any agreements or arrangements that provide for payments or awards in connection with a senior executive's severance from Navistar, including employment agreements; retirement agreements; change in control agreements; and agreements renewing, modifying or extending such agreements.
>
> 'Benefits' include lump-sum cash payments (including payments in lieu of medical and other benefits); the payment of any 'gross-up' tax liability; the estimated present value of periodic retirement payments; equity and the accelerated vesting of equity; fringe benefits; and consulting fees (including reimbursable expenses) to be paid to the executive."

The full text of the Proposal, together with the supporting statement, is included as Exhibit A to this letter.

Basis for Exclusion of the Proposal

The Company believes that the Proposal may properly be excluded from the 2011 Proxy on the basis that the Proposal has been substantially implemented by the Company as contemplated by Rule 14a-8(i)(10).

Background

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which was signed into law on July 21, 2010, created a new Section 14A of the Exchange Act which requires, among other things, separate shareholder vote on executive compensation.

Section 14A(a)(1) of the Exchange Act requires that, at least once every three years, companies include in a proxy, consent or authorization for an annual or other meeting of the shareholders for which the proxy solicitation rules of the Commission require compensation disclosure a separate resolution, subject to shareholder vote, to approve the compensation of executives, as disclosed pursuant to Item 402 of Regulation S-K, a so-called "say-on-pay" vote. Additionally, pursuant to Section 14A(a)(2) of the Exchange Act, companies are required at least once every six years in a proxy, consent or authorization for an annual or other meeting of the shareholders for which the proxy solicitation rules of the Commission require compensation disclosure to submit to shareholders a resolution to determine whether such "say-on-pay" vote will be submitted to shareholders every one, two or three years, the so-called "frequency proposal."

Section 14A(b)(2) of the Exchange Act requires companies to submit to shareholders a separate approval of "golden parachute" compensation agreements or understandings payable to named executive officers in connection with a sale transaction in the proxy materials for meetings at which shareholders are asked to approve an acquisition, merger, consolidation, or proposed sale or other disposition of all or substantially all of the company's assets, unless such agreements or understandings have been subject to a prior "say-on-pay" vote required under Section 14A(a)(1).

On October 18, 2010, the Commission proposed rules to implement the provisions of the Dodd-Frank Act relating to shareholder approval of executive compensation and "golden parachute" arrangements. *See* Exchange Release No. 34-63124 (Oct. 18, 2010) (the "Release"). With respect to the "say-on-pay" vote, the Release proposes a new Rule 14a-21(a), which would require that the "say-on-pay" vote approve the compensation of the company's named executive officers, as such compensation is disclosed in Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables and other narrative executive compensation disclosures required by Item 402.

With respect to the "frequency proposal," the Release clarifies and provides that shareholders must be given four choices on the proxy: one year, two years, three years, or abstain from voting on the proposal. In order to accommodate this, the proposed rules would create an exception to Rule 14a-4, which currently provides that proposals (other than the election of directors) may be structured only as "for," "against" or "abstain" votes.

With respect to "golden parachutes", the Release proposes a new Item 402(t) of Regulation S-K, which would require companies, in connection with shareholder approval of an acquisition, merger, consolidation or sale or other disposition of all or substantially all of a company's assets, to provide disclosure of all agreements or understandings that the soliciting company has with its named executive officers or the named executive officers of the acquiring company (if the soliciting company is the target company) addressing compensation that is based on or otherwise relates to such transaction. In addition, the Commission proposes a new Rule 14a-21(c) of the Exchange Act, which provides that companies would be required to hold a separate shareholder advisory vote on these compensation arrangements, unless all of the transaction-related compensation agreements and understandings were the subject of a prior "say-on-pay" vote. The Release provides that companies that want to take advantage of this exception to the shareholder vote would have to voluntarily include disclosure in their annual meeting proxy statements about change-in-control arrangements in a manner that satisfies new

Item 402(t) rather than existing Item 402(j) (amounts payable upon termination of employment separate from a change-in-control would still need to be disclosed pursuant to the existing Item 402(j) rules).

Companies must submit the "say-on-pay" proposal and the "frequency proposal" for shareholder approval at their first annual meeting of shareholders (or other shareholder meeting for which executive compensation disclosure is required in the proxy statement) occurring on or after January 21, 2011. Therefore, because the Company's 2011 Annual Meeting will occur after January 21, 2011, in order to comply with the Dodd-Frank Act, the Company is required to include in its 2011 Proxy a "say-on-pay" proposal for shareholder approval at the 2011 Annual Meeting and a "frequency proposal" for shareholder approval at the 2011 Annual Meeting.

The Company intends to submit its "say-on-pay" vote (the "Company's Say-on-Pay Proposal") and "frequency proposal" (the "Company's Frequency Proposal") in accordance with the Dodd-Frank Act and consistent with the proposed rules relating thereto as set forth in the Release. To take advantage of the exception from a separate shareholder vote on "golden parachute" agreements or understanding, the Company intends to include in its executive compensation disclosure for its named executive officers the disclosure required under Item 402(j), relating to amounts payable upon termination of employment separate from a change-in-control, as well as any additional disclosure required by Item 402(t), when and if adopted as final.

Analysis

The Company believes that the Proposal may be properly omitted from the 2011 Proxy pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management..." Exchange Act Release No. 12598 (July 7, 1976). When a company can demonstrate that it already has taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exxon Mobil Corp.(avail.* Jan. 24, 2001); *The Gap, Inc.* (avail. March 8, 1996); *Nordstrom, Inc.* (avail. Feb. 8, 1995). The Company's Say-on-Pay Proposal, as required by the Dodd-Frank Act, will provide shareholders the opportunity to approve all executive compensation as disclosed pursuant of Item 402, including potential payments upon termination or change-in-control required to be disclosed pursuant to Item 402(j) and, when final, Item 402(t). Therefore, the Company's Say-on-Pay Proposal, like the Proposal, would submit to the Company's shareholders for approval, certain severance agreements that may "provide for benefits in an amount exceeding 2.0 times the sum of the executive's base salary plus bonus."

To require the Company to include the Proposal in the 2011 Proxy, as well as the Company's Say-on-Pay Proposal, will involve substantially duplicative votes. In the Release, the Commission proposes an amendment to Rule 14a-8 under the Exchange Act that would clarify the status of shareholder proposals that seek a shareholder vote on executive compensation, which the Commission believes, under certain conditions, may be viewed as having been substantially implemented by a company. Specifically, the Commission proposes to add a new footnote to Rule 14a-8(i)(10) to permit the exclusion of a shareholder proposal that would provide a "say-on-pay" vote or seeks future "say-on-pay" votes or that relates to the frequency of "say-on-pay" votes, provided the issuer has adopted a policy on the frequency of "say-on-pay" votes that is consistent with the plurality of votes cast in the most recent "frequency vote". As described above, the Company's Say-on-Pay Proposal encompasses the matters requested to be approved by the Proposal, which is effectively a "say-on-pay" vote. Further, the Company intends to follow a policy to implement the results of the Company's Frequency Proposal in a manner that is consistent with the plurality of votes cast on such proposal and to provide a frequency vote at least as often as required by Section 14A(a)(2). Accordingly, we believe the Proposal would be expressly excluded by the Commission's amendment to Rule 14a-8(i)(10) in the Release which is intended to implement the legislative intent of the Dodd-Frank Act.

A proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. *See* Exchange Act Release No. 20091 at § 11.E.6. (Aug. 16, 1983) ("1983 Release"). Rather, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have addressed the proposal's "essential objective" satisfactorily. *See* 1983 Release. *See also Caterpillar Inc.* (avail. Mar. 11, 2008); *Wal-Mart Stores, Inc.* (avail. Mar. 10, 2008); *The Dow Chemical Co.* (avail. Mar. 5, 2008); *Johnson & Johnson* (avail. Feb. 22, 2008).

In its supporting statement, the Proponent states that it believes that the "potential cost of [severance] agreements entitles shareholders to be heard when a company contemplates paying out more than two times the amount of an executive's salary and bonus." Under the Company's Say-on-Pay Proposal, shareholders will have the opportunity to voice their approval or disapproval of all of the executive compensation required to be disclosed pursuant to Item 402. Since the Company will disclose severance and change-in-control payments in its 2011 Proxy as required by Item 402(j) and, when final, Item 402(t) the Company's Say-on-Pay Proposal achieves the Proponent's objective.

The Staff consistently takes the position that a company need not comply with every detail of a proposal or implement every aspect of a proposal in order to make a determination that the proposal has been substantially implemented and to exclude it under Rule 14a-8(i)(10). *See Bank of America Corp.* (avail. Jan. 4, 2008); *AMR Corporation* (avail. Apr. 17, 2000); *Masco Corp.* (avail. Mar. 29, 1999); *Erie Indemnity Company* (avail. Mar. 15, 1999); *AutoNation Inc.* (avail. Mar. 5, 2003); *AutoNation Inc.* (avail. Feb. 10, 2004); and *Symantec Corporation* (avail. June 3, 2010). In all of the above cited matters, the Staff concurred that a company may omit a shareholder proposal from its proxy materials under Rule 14a-8(i)(10) where the proposal was not implemented exactly as proposed.

We recognize that the Proposal and the Company's Say-on-Pay Proposal could be interpreted to differ in that (1) the Company's Say-on-Pay Proposal will submit for approval only severance agreements with named executive officers ("NEOs") (as part of all of the compensation disclosure in the proxy statement), while the Proposal contemplates approval of certain severance agreements with "senior executives;" and (2) the Company's Say-on-Pay Proposal only submits existing severance agreements to shareholders for approval, while the Proposal contemplates approval for future severance agreements. However, we do not find these differences to be meaningful when considering the essential objectives of the Proposal.

The Proposal requires approval of certain severance agreements with "senior executive" officers, whereas the Company's Say-on-Pay Proposal will submit for approval executive compensation, including severance agreements, with the NEOs. While the Proponent has not defined the term "senior executives," one can only reasonably conclude that the term "senior executives" captures the same executives as does the term NEOs, which includes the Company's Chief Executive Officer, Chief Financial Officer, and the next three most highly compensated executives, as well as anyone else who served as the Chief Executive Officer or Chief Financial Officer during the last fiscal year. First, the Proponent's supporting statement specifically refers to the executive severance agreements with the Company's Chief Executive Officer and the other named executive officers. Second, the reference in the Proponent's supporting statement to the Dodd-Frank Act's requirement of approval of golden parachute payments in connection with a change-in-control is evidence that the Proponent is only concerned with NEOs since the Dodd-Frank Act only requires approval of golden parachute agreements (not previously approved) with NEOs.

As to the latter point, we note that the Proposal contemplates approval for future severance agreements. Current severance agreements with NEOs, as well as severance agreements that may be entered into with NEOs in the future, will be included in executive compensation as disclosed pursuant to Item 402 (including pursuant to Item 402(j) and proposed Item 402(t)), and, therefore, will be subject to the routine "say-on-pay" vote. In the event that a future golden parachute compensation agreement or understanding with an NEO has not been previously disclosed and subject to a shareholder vote under the "say-on-pay" vote, Section 14A(b)(2) of the Exchange Act requires submission for shareholder approval of golden parachute compensation arrangements that are payable to NEOs in connection with sale transactions in the proxy materials for meetings at which shareholders are asked to approve an acquisition, merger, consolidation, or proposed sale or disposition of all or substantially all of the company's assets. In other words, the Company will only have to submit such a vote to shareholders if the subject arrangements are put in place (and approval of an acquisition, merger, consolidation, or sale or disposition of all or substantially all of the company's assets is required) subsequent to the Company's most recent "say-on-pay" vote.

Accordingly, we do not find the potential differences between the Proposal and the Company's Say-on-Pay Proposal, as noted above, to be meaningful. We believe that the Company's Say-on-Pay Proposal substantially implements the Proposal.

We note the Staff's response to the no-action request by Winn-Dixie Stores, Inc. ("Winn-Dixie"), but we believe that analysis and conclusion is not applicable here. *See Winn-Dixie Stores, Inc.* (avail. Sept. 16, 2010) (the "Winn-Dixie Letter"). Winn-Dixie's amended Governance Principals (as defined in the Winn-Dixie Letter) provided for a biennial vote on executive compensation, whereas the proposal at issue in the Winn-Dixie Letter urged Winn-Dixie to adopt a policy to submit executive compensation to an annual vote. In contrast, the Company has as nearly as is practicable addressed the Proponent's concerns by intending to recommend that executive compensation, including the severance agreements to which the Proposal refers, be submitted to a shareholder vote on as frequent a basis as determined by a plurality vote of the Company's shareholders.

As described in this request, the Company will submit the Company's Say-on-Pay Proposal and the Company's Frequency Proposal to its shareholders at the upcoming 2011 Annual Meeting. The Company will supplementally notify the Staff after the proposals have been submitted to the Company's shareholders in the 2011 Proxy. The Staff has consistently granted no-action relief where a company intends to omit a shareholder proposal on the grounds that the board of directors is expected to take certain actions that will substantially implement the proposal, and then supplements its request for no-action relief by notifying the Staff after the action has been taken by the board of directors. *See, e.g., Johnson & Johnson* (avail. Feb. 13, 2006); *General Motors Corp.* (avail. Mar. 3, 2004) (each granting no-action relief where the company notified the Staff of its intention to omit a shareholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff upon board action in that regard).

For the reasons described in this letter, the Company believes that it will have substantially implemented the essential objectives of the Proposal and that the Proposal may be properly excluded pursuant to Rule 14a-8(i)(10).

Conclusion

On the basis of the foregoing, we respectfully request the concurrence of the Staff that the Proposal may be excluded from the 2011 Proxy.

The Company requests that the Staff send a copy of its response to this letter via facsimile to the Company and the Proponent at the following numbers: (630) 753-3982, Attn: Curt A. Kramer, Navistar International Corporation and (202) 624-6833, Attn: Louis Malizia and Jamie Carroll, International Brotherhood of Teamsters.

If you have any questions or would like any additional information regarding the foregoing, please contact the undersigned at 630-753-3186.

Regards,



Curt A. Kramer

cc: International Brotherhood of Teamsters,
Attention: Louis Malizia and Jamie Carroll

Exhibit A

RESOLVED: That the shareholders of Navistar International Corporation ("Navistar" or "Company") urge the Board of Directors to adopt a policy of obtaining shareholder approval for future severance agreements with senior executives that provide benefits in an amount exceeding 2.0 times the sum of the executive's base salary plus bonus.

"Severance agreement" includes any agreements or arrangements that provide for payments or awards in connection with a senior executive's severance from Navistar, including employment agreements; retirement agreements; change in control agreements; and agreements renewing, modifying or extending such agreements.

"Benefits" include lump-sum cash payments (including payments in lieu of medical and other benefits); the payment of any "gross-up" tax liability; the estimated present value of periodic retirement payments; equity and the accelerated vesting of equity; fringe benefits; and consulting fees (including reimbursable expenses) to be paid to the executive.

SUPPORTING STATEMENT:

Navistar has entered into a series of executive severance agreements, commonly known as "golden parachutes," that allow senior executives to receive payment if they leave Navistar in certain circumstances, as specified in the agreements.

Last year Navistar modified these golden parachute agreements, including increasing the general severance formula for Chairman and CEO Daniel Ustian from two to three times the sum of his annual base salary plus annual target bonus.

Navistar's executive severance agreements also provide that if senior executives are terminated related to a change in control, they are entitled to receive three times the sum of their base salary plus annual target bonus plus a pro rata portion of the annual target bonus, as well as 36 months of continued health insurance; outplacement counseling; acceleration of the exercisability of options; and other benefits.

According to Navistar's 2010 proxy statement, prior to the increase, Mr. Ustian's general cash severance was already estimated at $6.3 million, excluding other benefits. His total payout for a termination related to a change in control was estimated at $33.4 million, including a $19.8 million cash severance.

While severance agreements may be appropriate in some circumstances, we believe that the potential cost of such agreements entitles shareholders to be heard when a company contemplates paying out more than two times the amount of an executive's salary and bonus. Moreover, the existence of such a stockholder approval requirement may induce restraint when parties negotiate such agreements.

Although the Dodd-Frank Wall Street Reform and Consumer Protection Act requires companies involved in a change in control to seek shareholder approval of related golden parachute agreements, we believe shareholders should have the right to vote on all executive severance agreements that provide for payments in excess of two times the sum of base salary plus bonus, regardless of whether a change in control is involved. Further, we believe shareholders should have the right to vote on golden parachute agreements before they are ratified.

We urge shareholders to vote **FOR** this proposal.

Wigfield, Jeffrey L

From: Wigfield, Jeffrey L
Sent: Thursday, October 21, 2010 3:43 PM
To: 'lmalizia@teamster.org'
Cc: Kramer, Curt A; Kos, Heather A; Stark, Monica L
Subject: Severance Proposal
Attachments: Shareholder proposal - Teamsters 10-19-10.docx; NAV Top 10 Holders Severance Policies.pdf

Louis,

During our call on September 29th we had promised to forward along some additional information. Attached is a summary sheet including changes we made to the severance agreements last year, information Navistar used to set our current severance agreements at market levels and links to some of that additional information. Also as promised, I have also included a chart with links to the internal guidelines of our top shareholders, as well as ISS. You'll note that for those company's guidelines that specify, we found the cap is set at either 2.99 or 3.00, including ISS's guidelines.

We would like to have a follow up call next Monday or Tuesday morning if you are available. Tuesday 10/26 at 10am CT looks good on our end and I will send a meeting invite. Please let me know your availability.

Thanks.

Jeff

Jeffrey L. Wigfield
Senior Attorney, Office of the General Counsel
Navistar, Inc.
4201 Winfield Road
Warrenville, Illinois 60555
630.753.2311
jeffrey.wigfield@navistar.com

Say on Pay
Shareholder Proposal - International Brotherhood of Teamsters

- Executive Severance Arrangements (ESA) changes effective January 1, 2010 (positive changes)
    - Eliminated excise tax gross up
    - Eliminated pension sweetener in CIC
    - Compliance with Section 162(m)
    - Restrictive covenants
    - These changes alone reduce CEO CIC by at least 50%
    - CIC severance decreased for majority of exec's

- ESA philosophy ensures stability and continuity of management
    - Attraction
    - Retention
    - Competitive

- Equilar 2009 CEO Severance and CIC Report (Fortune 100)*
    - 66.7% reported formula of salary and bonus for general severance
    - Approx 60% at 2X for general severance
    - Approx 16% at 3X for general severance
    - Approx 66% at 3X for CIC
    - 16-18% at 2X for CIC; 14-16% at 2.5-2.9X for CIC

  *Equilar is a subscription-based proxy database provider. Above statistics printed with the permission granted. www.equilar.com

- Frederic Cook's Evolution in CIC Practices: 2007 vs. 2010 (dated August 20, 2010)
    - 61% - CEO 3X CIC multiplier
    - 46% - CFO 2X CIC multiplier
    - Multiplier typically formula of salary and bonus

  The study can be found on their website at http://www.fwcook.com/alert_letters/08-20-10_Evolution_of_CIC_Practices_2007_vs_2010.pdf

NAVISTAR

Top 10 Holders
Future Severance Agreements Policies

Alliance ADVISORS

STOCKHOLDER SEGMENT	Shares Held*	% of O/S	Influence	Guidelines URL	See:	Detail:
Fidelity Management & Research	7,043,891	9.82%	Internal Guidelines	Guidelines	Section II B	Not more than three times
Owl Creek Asset Management LP	4,950,800	6.90%	Internal Guidelines	N/A		
OppenheimerFunds, Inc.	4,797,800	6.69%	Follows ISS	Guidelines	Not Specified	
Norges Bank Investment Management	3,841,795	5.36%	Internal Guidelines	Guidelines	Not Specified	
Wellington Management Co. LLP	3,574,244	4.98%	Internal Guidelines	Guidelines	Page 9	Not Specific
GAMCO Investors	3,172,212	4.42%	Internal Guidelines	Guidelines and Magna Carta	Magna Carta Link	Support Management
Evercore Trust Co.	2,993,409	4.17%	Internal Guidelines	N/A		
BlackRock Fund Advisors	2,858,456	3.99%	Internal Guidelines	Guidelines	Page 13	Up to 2.99
Vanguard Group, Inc.	2,446,356	3.41%	Internal Guidelines	Guidelines	Section III D	Not more than three times
FIL Investments International Ltd.	2,007,477	2.80%	Internal Guidelines	Guidelines	Not Specified	
Institutional Shareholder Services (ISS)				Policy	Page 54	Not more than three times

Shares held based upon 8/20/2010 Bloom Partners report provided by NAV.

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001



C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

September 8, 2010

BY FACSIMILE: 630-753-3982
BY UPS GROUND

Mr. Curt A. Kramer, Corporate Secretary
Navistar International Corporation
4201 Winfield Road
Warrenville, IL 60555

Dear Mr. Kramer:

I hereby submit the following resolution on behalf of the Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2011 Annual Meeting.

The General Fund has owned 225 shares of Navistar International Corporation continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or DHL, as the Teamsters have a policy of accepting only union delivery. If you have any questions about this proposal, please direct them to Jamie Carroll of the Capital Strategies Department at (202) 624-8990.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/jc
Enclosures

RESOLVED: That the shareholders of Navistar International Corporation ("Navistar" or "Company") urge the Board of Directors to adopt a policy of obtaining shareholder approval for future severance agreements with senior executives that provide benefits in an amount exceeding 2.0 times the sum of the executive's base salary plus bonus.

"Severance agreement" includes any agreements or arrangements that provide for payments or awards in connection with a senior executive's severance from Navistar, including employment agreements; retirement agreements; change in control agreements; and agreements renewing, modifying or extending such agreements.

"Benefits" include lump-sum cash payments (including payments in lieu of medical and other benefits); the payment of any "gross-up" tax liability; the estimated present value of periodic retirement payments; equity and the accelerated vesting of equity; fringe benefits; and consulting fees (including reimbursable expenses) to be paid to the executive.

SUPPORTING STATEMENT:

Navistar has entered into a series of executive severance agreements, commonly known as "golden parachutes," that allow senior executives to receive payment if they leave Navistar in certain circumstances, as specified in the agreements.

Last year Navistar modified these golden parachute agreements, including increasing the general severance formula for Chairman and CEO Daniel Ustian from two to three times the sum of his annual base salary plus annual target bonus.

Navistar's executive severance agreements also provide that if senior executives are terminated related to a change in control, they are entitled to receive three times the sum of their base salary plus annual target bonus plus a pro rata portion of the annual target bonus, as well as 36 months of continued health insurance; outplacement counseling; acceleration of the exercisability of options; and other benefits.

According to Navistar's 2010 proxy statement, prior to the increase, Mr. Ustian's general cash severance was already estimated at $6.3 million, excluding other benefits. His total payout for a termination related to a change in control was estimated at $33.4 million, including a $19.8 million cash severance.

While severance agreements may be appropriate in some circumstances, we believe that the potential cost of such agreements entitles shareholders to be heard when a company contemplates paying out more than two times the amount of an executive's salary and bonus. Moreover, the existence of such a stockholder approval requirement may induce restraint when parties negotiate such agreements.

Although the Dodd-Frank Wall Street Reform and Consumer Protection Act requires companies involved in a change in control to seek shareholder approval of related golden parachute agreements, we believe shareholders should have the right to vote on all executive severance agreements that provide for payments in excess of two times the sum of base salary plus bonus, regardless of whether a change in control is involved. Further, we believe shareholders should have the right to vote on golden parachute agreements before they are ratified.

We urge shareholders to vote **FOR** this proposal.



September 8, 2010

Mr. Curt A. Kramer, Corporate Secretary
Navistar International Corporation
4201 Winfield Road
Warrenville, IL 60555

RE: Navistar Intl - Cusip # 63934E108

Dear Mr. Kramer:

Amalgamated Bank is the record owner of 225 shares of common stock (the "Shares") of Navistar Intl beneficially owned by the International Brotherhood of Teamsters General Fund. The shares are held by Amalgamated Bank at the Depository Trust Company in our participant account # *** FISMA & OMB Memorandum M-07-16 *** The International Brotherhood of Teamsters General Fund has held the Shares continuously since 7/01/2003 and intends to hold the shares through the shareholders meeting.

If you have any questions or need anything further, please do not hesitate to call me at (212)-895-4973.

Very truly yours,

Jerry Marchese
Assistant Vice President

CC: Jamie Carroll